[TriZetto Logo]

March 8, 2007

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	Disclosures in Form 10-K and Forms 8-K—File No. 000-27501

Dear Ms. Collins:

This is in response to your February 22, 2007 letter to me requesting additional information related to our January 26, 2007 response to your December 19, 2006 comment letter. Our comments below are keyed by numbered paragraphs to correspond to the number in your February 22, 2007 letter. For ease of reference, each response is preceded by a reproduction your request in italics.

From Form 10-K Filed February 17, 2006

Consolidated Statements of Operations, page F-4

1.	Please refer to comment 1 in our letter dated December 19, 2006. We have reviewed your response including the reasons why you believe the current presentation of your Consolidated Statements of Operations is the best method of presenting your financial results to your investors. However, it remains unclear to us why you believe that your current presentation that includes both products and services in one line item titled “non-recurring revenue” is appropriate since it does not comply with Rule 5-03(b)(1) and (2) of Regulation S-X. In this regard, your reasons for not presenting non-recurring product and service revenue (as well as cost of revenue) do not appear to be persuasive. Notwithstanding the reasons identified in your response, we believe that you are required to comply with the provisions of Rule 5-03(b)(1) and (2) of Regulation S-X. Tell us how you intend to comply with this guidance by presenting separate line items for non-recurring revenue earned from the sale of your products and services, as well as cost of revenue, in your Consolidated Statements of Operations.

Upon further evaluation of this issue, we will separately break-out, in our Consolidated Statements of Operations filed in the future, the amount of revenue and cost of revenue attributable to products and services pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.	Please refer to comment 3 in our letter dated December 19, 2006. We note in your response that your software license arrangements include options for your customers to purchase annual PCS contracts. We also note your reference to paragraph 57 of SOP 97-2. Clarify whether your software license arrangements include stated renewal rates and whether VSOE has been established based on the stated renewal rates offered to your customers. If so, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts. If renewal rates are not stated in your contracts, provide us with the range of renewal rates charged to your customers, by class, and how you determined such renewal rates were consistent for each class in determining VSOE of PCS.

Ms. Kathleen Collins

March 8, 2007

Our software license arrangements include stated annual renewal rates for PCS. On at least an annual basis, we evaluate the VSOE of our PCS renewals to ensure that (i) a substantial portion of all arrangements are renewed at the rates established in the original software license arrangements, and (ii) the rates charged for a substantial portion of all arrangements fall within a narrow range.

As a result of our analysis performed for fiscal year 2005, we determined that approximately 94% of our customers renewed PCS at the stated contract renewal rates. Additionally, we found that approximately 80% of the stated renewal rates were within 15% of the midpoint PCS renewal rate. The typical PCS renewal rates stated in our contracts range from 18% to 20%.

3.	Please refer to comment 4 in our letter dated December 19, 2006. We have reviewed your response and it remains unclear whether the unspecified upgrades (specifically new versions of software in your existing product lines) included in your PCS arrangements are additional products or upgrade rights. In this regard, help us understand why providing a “next” version of your software does not represent an additional product. For example, are the differences in features and functionalities of Facets Extended Enterprise as compared to the original Facets software insignificant? Has the core functionality of the Facets product line remained the same? Can a customer choose to purchase Facets without purchasing Facets Extended Enterprise? Please advise.

The rights included in our PCS arrangements are unspecified upgrade rights, not products. Our standard license agreements provide that any unspecified future releases of the same already-purchased software are included for no additional charge as part of our PCS offering. These future releases do not constitute products under SOP 97-2, as they are enhancements and updates of the products, are not separately marketed as new products, and do not contain significant additional functionality that would be perceived by our customers as new products. Our historical practice has been that significant additional functionality would be incorporated into new products that are not included as part of our PCS offering.

Facets Extended Enterprise was released in September 2003 and was provided, for no additional charge, to all customers that had purchased PCS. This “next” version was not specified in our contractual agreements. Although, for marketing purposes, the name of our core administration software product was changed from Facets to Facets Extended Enterprise, the core functionality essentially stayed the same. The version and release numbers continued to be consistent with the previous numbering order. We separately market and sell other software products that work with and add additional functionality to Facets Extended Enterprise, including Facets Extended Integration, Facets Workflow, Facets CDH Suite and Facets Analytics. Customers are not entitled to receive these other software products as part of PCS for Facets Extended Enterprise.

We have evaluated the following factors in determining that these rights are considered upgrade rights:

•

Facets Extended Enterprise replaces the previous version of the product formerly referred to as “Facets.” Customers would not continue to run Facets after installing the newer version called Facets Extended Enterprise.

Ms. Kathleen Collins

March 8, 2007

•

We do not market Facets and Facets Extended Enterprise to our customers as separate products. If a Facets customer chooses the PCS option, it would receive the new version of Facets Extended Enterprise for no additional charge.

•	The functionality of Facets Extended Enterprise, with the exception of modest improvements, bug fixes, and corrections, stayed fundamentally the same as the prior version of Facets.

•

Facets Extended Enterprise utilizes the same underlying core technology as the prior version of Facets. The software development cycle for Facets Extended Enterprise was approximately the same as that for prior versions of Facets.

Form 10-Q for the Quarterly Period Ended September 30, 2006 filed November 6, 2006

Consolidated Balance Sheets, page 1

4.	We note in your response to comment 6 in our letter dated December 19, 2006 that you did not discuss the nature of the increase in your allowance for bad debts. We reissue part of our previous comment to tell us the nature of the increase in your allowance for bad debts. Additionally, while we note from your response that there was no income statement impact during the nine-month period ended September 30, 2006 as a result of this increase, it is not clear whether there was an income statement impact from a quarterly perspective during this period. Tell us whether the income derived from the related sales were offset in the same quarterly period as a reduction to incomes as a result of the increase in allowance for bad debts. If the sales and related allowance for bad debts were recorded in different quarters, tell us how you considered including a discussion in your Management’s Discussion and Analysis of Financial Condition and Results of Operations related to the increase and why you believe the revenue originally recognized was appropriate.

At September 30, 2006, the amount of our allowance for bad debts was $4.5 million, a $2.7 million increase from $1.8 million at June 30, 2006. A large part of the increase ($2.5 million) was attributable to revenue from a software implementation project for one of our large customers. The revenue was booked in the first and second quarters of 2006. At the time the revenue was booked, we had no basis to conclude that any of the amounts billed would later become uncollectible. In addition, we believed that all other criteria for revenue recognition were met.

Before the end of the third quarter, the customer stopped paying amounts due for our implementation services performed. We believe that we performed the services in accordance with our contractual obligations and that the amounts billed were proper and ultimately collectible. The customer complained that the cost of the project was higher than expected, which we believe resulted in large part from a change in the customer’s product direction. During the third quarter, we became concerned that we would not be able to collect the full amount owed without a protracted dispute resolution process. As a result, we increased the allowance by an amount we believed might not be collected. In the fourth quarter of 2006, after negotiations with the customer, we executed a settlement agreement that resolved the dispute. In the agreement, we agreed to accept less than the full amount due.

As you have pointed out, the MD&A in our third quarter 10-Q does not specifically discuss the financial impact of this increase to our bad debt allowance. The MD&A compares the results of the current and year-ago quarters. It also compares the year-to-date results through the end of the third quarter with the results for the same period of the previous year. Both of these comparisons showed a healthy increase in revenue for the current period. Although revenue

Ms. Kathleen Collins

March 8, 2007

recognized in the third quarter was slightly lower than that recognized in the second quarter of 2006, our MD&A does not include a comparison of the results of sequential quarters. In any case, we did not believe at the time we filed the 10-Q, and we do not currently believe, that the customer billing issue discussed above evidences a material new trend in our business or shift in our risk profile.

That being said, we will include the following disclosure in our Form 10-K in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 17 to the financial statements entitled “Quarterly Financial Data”:

“In December 2006, we entered into a settlement with one of our larger customers that had disputed payments due from a software implementation project. The amounts represented revenue recorded in the first two quarters of 2006 and were included in the allowance for doubtful accounts and a reduction to revenue in the quarter ended September 30, 2006. The settlement fully resolved the issues and resulted in a payment that was less than the amount previously disputed.”

Note 8. Litigation, page 7

5.	Please refer to comment 7 in our letter dated December 19, 2006. We have reviewed your response and note that based on the independent valuation firm’s findings, you determined that the $15 million settlement payment represented past activities prior to the date of settlement and did not provide future economic benefit. However, your disclosure states that as part of the settlement agreement, you agreed to pay McKesson a one-time royalty fee of $15 million for a license in the patent that covers past and future use of the Company’s products and services by all existing customers. Help us understand the inconsistencies in your response and your disclosure and tell us whether the settlement agreement states that the license of the patent covers future use.

McKesson claimed, in its patent lawsuit, that the clinical editing module of TriZetto’s core administration software products infringed a patent acquired by McKesson. Because this functionality represents only a small component of our core administrative software products, we typically have not charged a separate fee for this module. In our settlement agreement with McKesson, we agreed to pay McKesson a royalty fee of $15 million, which was charged as a one-time expense in the third quarter of 2006. As consideration for this fee, McKesson agreed to release TriZetto and all of its existing customers from any liability associated with past infringement of McKesson’s patent. McKesson also agreed that TriZetto’s existing customers could continue to use the clinical editing module for the remaining term of the patent. TriZetto agreed to remove the clinical editing module from future sales of its software products to new customers, except for new sales of Facets to customers with fewer than 100,000 members and for new sales of QicLink. In each case, however, TriZetto agreed to pay McKesson an additional license fee equal to 5% of TriZetto’s entire revenue generated from such sales.

In evaluating the accounting treatment for the $15 million payment, we concluded, with the help of an independent valuation firm, that the payment did not provide any future economic value. Further, as part of our evaluation for the accounting for the payment, we discussed the terms of the settlement payment with our independent accountants. Based upon the discussion and other review procedures applied by them they did not take exception to our valuation conclusion. Accordingly, the entire $15 million was charged to expense in the third quarter of 2006. We reached this conclusion because the payment covered past and continued use of the clinical editing module by our existing customers only. Except as noted above, the settlement agreement

Ms. Kathleen Collins

March 8, 2007

did not allow us to license the clinical editing module to new customers, and therefore it did not provide us with any future revenue opportunities. Although the settlement agreement gives us limited rights to sell clinical editing to new customers, we negotiated what we believe is a reasonable 5% separate royalty fee for this right.

Note 9. Acquisitions, page 9

6.	Please refer to comment 9 in our letter dated December 16, 2006. We note in your response that the amortization of core technology is not included as a cost of revenue since this core technology represents a combination of processes and trade secrets and does not meet the definition of computer software under SFAS 86. However, we note in your response to comment 8 in our letter dated December 19, 2006 that this core technology is expected to be re-used in future versions of the revenue generating product as it serves as the base technology for current and future product development. Based on this response, you should revise your consolidated statements of operations to include amortization of core technology as a cost of revenue.

We acknowledge the issue raised by the SEC and accordingly will revise our Consolidated Statement of Operations to include amortization of acquired intangible assets as a separate line item of “Operating Costs and Expenses.” Further, “Cost of Revenues – Products,” as a separate line within “Operating Costs and Expenses,” will parenthetically disclose that amortization of acquired intangibles has been excluded. Attached is the revised format of the Consolidated Statement of Operations reflecting these changes. Additionally, in the Notes to the Consolidated Financial Statements, we will separately disclose the amount of amortization of acquired intangible assets excluded from “Cost of Revenues – Products.”

We acknowledge the following:

•	TriZetto is responsible for the adequacy and accuracy of the disclosure in the filing reviewed by the staff of the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TriZetto may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like any additional information, please do not hesitate to call me at (949) 719-2210.

Regards,

The TriZetto Group, Inc.

/s/ James C. Malone
James C. Malone Chief Financial Officer

Enclosure

Years Ended December 31,
	2006		2005		2004		2003		2002
(in thousands, except per share amounts)

Consolidated statement of operations data:
Revenues:
Services and other	$	X,XXX	$	X,XXX	$	X,XXX	$	X,XXX	$	X,XXX
Products		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX

Total revenues		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX

Operating costs and expenses:
Cost of revenues – services and other		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX
Cost of revenues – products (excludes amortization of acquired intangibles)		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX
Research and development		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX
Selling, general and administrative		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX
Restructuring and impairment charges		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX
Impairment of goodwill and acquired intangible assets		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX
Amortization of acquired intangible assets		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX

Total operating costs and expenses		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX

Income (loss) from operations		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX
Interest income		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX
Interest expense		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX
Other income		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX

Income (loss) before provision for income taxes		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX
Provision for income taxes		X,XXX		X,XXX		X,XXX		X,XXX		X,XXX

Net income (loss)	$	X,XXX	$	X,XXX	$	X,XXX	$	X,XXX	$	X,XXX

Net income (loss) per share:
Basic	$	X.XX	$	X.XX	$	X.XX	$	X.XX	$	X.XX

Diluted	$	X.XX	$	X.XX	$	X.XX	$	X.XX	$	X.XX

Shares used in computing net income (loss) per share:
Basic		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XX,XXX

Diluted		XX,XXX		XX,XXX		XX,XXX		XX,XXX		XX,XXX